WESCAST REPORTS THIRD QUARTER SALES
AND EARNINGS

Brantford, Ontario, October 27, 2004 — Wescast Industries Inc. (TSX: WCS.A; NASDAQ: WCST). Wescast Industries Inc. today reported revenues of $88.7 million and a net loss of $18.4 million for the third quarter of 2004. The Company generated net earnings of $5.0 million in the third quarter of 2003. The net loss this quarter reflects earnings from continuing operations of $3.3 million offset by a net loss from discontinued operations of $21.7 million. The net loss from discontinued operations for the quarter is comprised of after-tax operating losses, related to the Company’s chassis business, of $5.1 million and a $16.6 million after-tax charge to reduce the carrying value of this business, which is currently held for sale. The earnings from continuing operations of $3.3 million yielded diluted earnings per share from continuing operations of $0.25. This compares with earnings from continuing operations of $9.5 million or diluted earnings per share of $0.73 in the third quarter of 2003. At the end of August 2004 the Company acquired the remaining 50% of Weslin, its operation in Hungary; as a result the last month of this quarter includes the consolidation of this entity at 100%.

“The Company continues to be impacted by increases in raw material prices to record levels, combined with significant pricing pressure from our customer base. This is creating a very challenging operating environment throughout the automotive industry,” said Ed Frackowiak, Chairman and C.E.O. “It is having a major impact within the foundry sector of the industry. We remain pleased with how our core manifold operations in North America have responded to this challenging market and by the continued improvements shown by the operation in Hungary. The charge against earnings this quarter related to the reduction in the carrying value of our chassis business reflects the reality of that marketplace and supports our decision to exit that business”, he added.

Highlights

•	Wescast revenues were $88.7 million, a decrease of 12.7% from the $101.6 million reported in the same quarter last year. Of this decline, $6.8 million or 6.7% represented a decline in non-production revenues related to tooling and prototype sales. Machine tooling revenues were unusually high last year as Wescast ramped up its machining business in North America.

•	A net loss of $18.4 million was reported for the quarter. In July the company announced its decision to exit the chassis business conducted at its Cordele, Georgia facility. The business is currently being marketed for sale, and as such has been accounted for as discontinued operations. During the quarter the Company recorded an after-tax non-cash charge against earnings of $16.6 million to reflect the estimated impairment of long-lived assets related to its chassis business if sold as a going concern. Excluding the impairment charge, Wescast lost $1.8 million in the quarter compared to a profit of $5.0 million reported in 2003.

•	The net loss per share on a diluted basis for the third quarter was $1.41, compared with earnings per share of $0.38 reported for the same period in 2003. On a more comparative basis, diluted earnings per share from continuing operations for the quarter were $0.25, versus $0.73 over the same period last year. The combined impact of operating losses and the impairment charge created a loss of $1.66 per share from discontinued operations in the quarter.

•	North American light vehicle production levels for the domestic Big 3 automakers declined by 3.2% for the quarter compared with the same period in 2003. The decline by the Big 3 was in contrast to the overall industry which reported production levels unchanged from 2003. The production decline by the Big 3 was in response to the rising vehicle inventory levels reported in the second quarter. At the end of the second quarter the Big 3 had 85 days supply of vehicles on hand. The lower third quarter production levels helped reduce this level to 69 days by the end of the quarter. The industry target is approximately 60 days.

•	In late August the Company announced its intention to purchase the remaining 50% interest in Weslin from Linamar Corporation, for a purchase price, net of cash assumed, of $52.6 million. This transaction was completed on August 31, 2004 and represents an important step in the execution of Wescast’s global powertrain strategy.

•	During the quarter a four day work stoppage was initiated by the Company’s unionized workforce at one of its machining facilities in Canada. The unionized employees were in a legal strike position. A new contract has been subsequently ratified. No customer shipments were delayed as a result of this action, and the financial impact on the quarter was minor.

Operations

Consolidated revenues for the quarter from continuing operations were $88.7 million, reflecting a 12.7% decline over the previous year’s level of $101.6 million.

Revenue from the sale of powertrain products in North America, excluding prototype and tooling revenues, were $80.1 million, a decline of 9.0% compared to the same period in 2003. The Company’s unit sales in this geographic segment declined by 6.0%, compared to a 3.2% production decline experienced during the quarter by the domestic Big 3, the Company’s primary customer base. The variation from the overall market resulted from:

•	A reduction in customer light vehicle inventory levels.

•	The impact on unit volumes as a result of product mix issues, specifically declines in certain high volume programs with General Motors.

•	A reduction in volumes to Ford compared to the third quarter of 2003, reflecting the transfer of the production requirements for the 4.0L engine to Weslin and the impact of programs resourced to Asian suppliers.

•	The impact of market driven price reductions, which reduced North American powertrain revenues on a quarter-over-quarter basis by approximately $4.6 million.

•	The factors above were partially offset by increased machining penetration compared with 2003. Manifolds that were both cast and internally machined rose to 84% of total manifold production for the quarter, up from 80% in the same quarter last year; overall machining unit volumes for the quarter were consistent with the same period in 2003.

The Company’s share of revenues generated on component sales at Weslin for the third quarter was $6.5 million. This represents an increase of 38.3% over the $4.7 million recorded during the same quarter last year. Much of this growth represents the increase in the Company’s proportionate share of revenues compared with 2003. As of August 31, 2004 the Company’s proportionate ownership interest in the operation increased from 50% to 100%. Excluding the impact of the ownership change, Weslin revenues increased by 10.6% during the quarter, reflecting the continued ramp-up of the operation, including the assumption of the full production requirements for the Ford 4.0L program in 2004.

Consolidated revenues from prototype and tooling sales in the third quarter were $2.1 million, a decline from the $8.9 million recorded in the third quarter of 2003. 2003 revenues for machine tooling were unusually high due to the ramping up of the North American machining strategy.

Net earnings from continuing operations for the quarter were $3.3 million, compared with $9.5 million reported in the third quarter of 2003.

The Company’s North American powertrain group generated net earnings of $5.8 million or 7.2% of sales, a decline from the $11.6 million or 12.0% of sales reported in the third quarter of 2003. The change resulted from the impact of:

•	Higher raw material and other commodity prices compared with 2003, specifically balled steel, moly and electricity;

•	Market driven sales price reductions; and,

•	Lower accruals for government research tax credits than what was reflected in the third quarter of 2003.

The impact of these factors was partially offset by positive benefits from:

•	Improved operating performance in the manufacturing facilities, measured in terms of uptime and scrap rates;

•	Increased machining penetration;

•	Reductions in accruals associated with variable compensation arrangements;

•	The impact of Company-wide cost reduction initiatives; and,

•	The reduction in the accrual for stock appreciation rights resulting from the decline in the market price of the Company’s shares during the quarter.

The Weslin operation generated a net loss of $2.6 million during the quarter compared with a $2.1 million net loss reported in the same period in 2003. The majority of this increased loss was a function of the increase in our proportionate interest in the operation. On a non-proportionate basis, the loss generated by Weslin was essentially the same as generated over the same period in 2003. The favourable impact on earnings that has resulted from the higher revenues has been offset by the impact of higher raw material costs.

A more detailed discussion of the consolidated results for the quarter ended September 26, 2004 is contained in the attached Management’s Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

Future Outlook

The automotive industry is currently showing signs of softening. However, industry estimates continue to project that 2004 North American light vehicle production levels will be in a range of 15.7 to 15.9 million vehicles, in line with the 15.9 million units achieved in 2003.

The Company anticipates 2004 production levels of its North American Powertrain segment will be lower than those achieved in 2003.

Pricing to North American customers has been under severe downward pressure for quite some time. Wescast prices are compared against new global pricing benchmarks causing the company to retain business at lower average prices. This pressure is expected to continue. The North American operations have been very successful to date at achieving manufacturing efficiencies to offset most of the pricing pressures described above and will need to continue this success over the longer term.

The Company’s results are also sensitive to raw material prices for scrap steel and moly. Increases in world-wide demand for these materials have caused their costs to escalate significantly over the last year resulting in a significant negative impact on the financial results. World-wide demand is expected to remain strong; as a result, prices are expected to remain high and could escalate further in future periods.

The Company continues to evaluate both the threats and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The Company views the emerging domestic market opportunities in Asia to be well aligned with its global powertrain strategy. The Company is actively reviewing specific business opportunities with potential business partners in Asia that will enable the Company to participate in this market.

Two union contracts are being negotiated in the fourth quarter of 2004. At this time, management expects to reach agreement with the related parties on a timely basis.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe”, “anticipate”, “project”, “expect”, “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

October 27, 20043:00
p.m. EST
To participate, please dial (416)-695-7896, Reservation number T519511W
Post view is available from October 27, 2004 to November 3, 2004. To access please dial
416-695-5798 and enter pin #9511

For further information, please contact:

Mr. Gordon Currie
Vice-President, Finance and Chief Financial Officer
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Nine months ended

	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003

Revenues	$ 88,720	$ 101,601	$ 303,541	$ 320,233
Cost of sales	72,471	74,350	227,126	228,246

Gross profit	16,249	27,251	76,415	91,987
Selling, general and administration	6,922	8,110	25,171	23,909
Stock-based compensation	324	1,912	(1,336)	1,251
Research, development and design	1,478	1,753	4,925	5,882

	7,525	15,476	47,655	60,945
Other (income) expense
Interest expense	119	149	215	426
Investment income	(125)	(27)	(485)	(128)
Other (income) and expenses	1,280	436	1,753	1,539

Earnings from continuing operations before
income taxes	6,251	14,918	46,172	59,108
Income taxes	2,960	5,453	17,163	20,629

Earnings from continuing operations	3,291	9,465	29,009	38,479
Net loss from discontinued operations (Note 2)	(21,712)	(4,490)	(30,095)	(12,210)

Net earnings (loss)	($ 18,421)	$ 4,975	($ 1,086)	$ 26,269

Earnings per share from
continuing operations (Note 5)
- basic	$ 0.25	$ 0.73	$ 2.22	$ 2.95

-diluted	$ 0.25	$ 0.73	$ 2.14	$ 2.95

Net earnings (loss) per share (Note 5)
- basic	($ 1.41)	$ 0.38	($ 0.08)	$ 2.01

- diluted	($ 1.41)	$ 0.38	($ 0.15)	$ 2.01

Retained earnings, beginning of period	$ 342,860	$ 344,838	$ 328,669	$ 326,686
Net earnings (loss)	(18,421)	4,975	(1,086)	26,269
Dividends paid	(1,573)	(1,571)	(4,717)	(4,713)
Excess of cost over assigned value of Class A
common shares purchased and cancelled	(82)	0	(82)	0

Retained earnings, end of period	$ 322,784	$ 348,242	$ 322,784	$ 348,242

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

		Restated (See note 2)
	As at

	September 26, 2004	December 28, 2003

Current assets
Cash and cash equivalents	$ 0	$ 28,358
Receivables	65,475	64,458
Income taxes receivable	2,666	0
Inventories	38,188	28,024
Prepaids	4,078	2,450
Future income taxes	2,037	2,043
Current assets - discontinued operations (Note 2)	15,012	14,978

	127,456	140,311
Property and equipment	362,021	317,461
Future income taxes	45,278	29,716
Other	7,656	9,900
Long-term assets - discontinued operations (Note 2)	36,387	63,747

	$ 578,798	$ 561,135

Current liabilities
Bank indebtedness	$ 24,009	$ 0
Payables and accruals	42,983	39,682
Income taxes payable	0	32
Current portion of long-term debt	1,455	2,408
Current portion of stock appreciation rights	641	3,651
Future income taxes	118	118
Current liabilities - discontinued operations (Note 2)	7,503	7,436

	76,709	53,327
Long-term debt	2,331	2,751
Long-term stock appreciation rights	0	62
Employee benefits	14,568	12,182
Future income taxes	23,767	22,271
Long-term liabilities - discontinued operations (Note 2)	30,631	33,321

	148,006	123,914

Shareholders' Equity
Capital stock (Note 4)	110,236	110,049
Retained earnings	322,784	328,669
Share purchase loans	(676)	(1,031)
Cumulative translation adjustment	(1,552)	(466)

	430,792	437,221

	$ 578,798	$ 561,135

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Nine months ended

	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003

Cash derived from (applied to)
Operating
Earnings from continuing operations	$ 3,291	$ 9,465	$ 29,009	$ 38,479
Add (deduct) items not requiring cash:
Depreciation and amortization	9,866	9,586	28,728	27,264
Amortization of bond costs	3	4	11	19
Future income taxes	(2,288)	(1,724)	(5,917)	(4,536)
Gain on disposal of investments	0	0	0	(13)
Loss on disposal of equipment	1,802	385	2,371	249
Stock-based compensation, net of payments	(972)	1,868	(3,072)	1,077
Employee benefits, net of payments	747	671	2,386	1,872

	12,449	20,255	53,516	64,411
Change in non-cash operating working capital (Note 6)	(7,864)	(6,961)	(9,777)	(43,443)

	4,585	13,294	43,739	20,968
Discontinued operations	(1,497)	(5,560)	(9,052)	(12,616)

	3,088	7,734	34,687	8,352

Financing
Issue of long-term debt	106	476	501	1,554
Repayment of long-term debt	(165)	(272)	(1,365)	(1,492)
Payment of credit facility fees	(25)	0	(25)	0
Payment of obligations under capital leases	(166)	(161)	(455)	(827)
Issuance of share capital under Employee Share Purchase Plan	81	102	274	352
Employee share loan repayments	188	151	354	414
Repurchase of common shares	(167)	0	(167)	0
Dividends paid	(1,573)	(1,571)	(4,717)	(4,713)
Discontinued operations	0	0	(2,023)	(3,085)

	(1,721)	(1,275)	(7,623)	(7,797)

Investing
Purchase of property, equipment and other assets	(10,185)	(7,998)	(24,248)	(31,092)
Purchase of subsidiary, net of cash acquired (Note 3)	(52,636)	0	(52,636)	0
Redemption of investments	0	0	0	11,905
Proceeds on disposal of equipment	37	37	317	1,896
Discontinued operations	(387)	(840)	(2,864)	(2,713)

	(63,171)	(8,801)	(79,431)	(20,004)

Net decrease in cash and cash equivalents	(61,804)	(2,342)	(52,367)	(19,449)
Bank indebtedness, net of cash and cash equivalents
Beginning of period	37,795	(7,364)	28,358	9,743

End of period	$(24,009)	$(9,706)	$(24,009)	$(9,706)

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The unaudited interim consolidated financial statements (“interim financial statements”) have been prepared following the accounting policies as set out in the annual consolidated financial statements for the year ended December 28, 2003, included in the Company’s 2003 Annual Report to shareholders.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual consolidated financial statements. These interim financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 28, 2003.

The interim financial statements and the notes thereto have not been reviewed by the Company’s external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

Note 2. Discontinued Operations

On July 19, 2004, the Company announced its decision to exit the chassis business conducted at its Cordele, Georgia operation. The announcement reflects the Company’s decision to focus its resources on the development and execution of its global powertrain strategy focused on its successful core competency of designing, casting and machining powertrain components.

The Company has engaged outside advisors to assist with the marketing of this business. The carrying value of the chassis business has been adjusted to reflect the estimate of its net realizable value. The value assumes the business will be sold on a going concern basis. The timing of the sale is uncertain.

The results from discontinued operations have been reported separately within these interim financial statements. Prior year comparative amounts have also been reclassified.

Summarized financial information for the discontinued operations is as follows:

	Three months ended		Nine months ended

	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003

Sales	$ 11,167	$ 8,487	$ 34,553	$ 31,865

Operating losses	(7,774)	(6,805)	(20,476)	(18,500)
Write-down of net assets	(25,123)	0	(25,123)	0

Discontinued operations before income taxes	(32,897)	(6,805)	(45,599)	(18,500)

Future income taxes	(11,185)	(2,315)	(15,504)	(6,290)

Net loss of discontinued operations	$(21,712)	$(4,490)	$(30,095)	$(12,210)

Note 2. Discontinued Operations (continued)

Net assets of discontinued operations

	September 26, 2004	December 28, 2003

Current assets	$15,007	$14,763
Property and equipment	30,703	57,599
Bond issue costs	0	568

Total assets	45,710	72,930
Current liabilities	7,503	7,436
Long term debt	30,631	33,321

Net assets from discontinued operations	$ 7,576	$32,173

Future income tax assets recorded on the results of discontinued operations have been excluded from the net assets of discontinued operations since the Company will be the beneficiary of the future reduction in income taxes.

The cumulative translation adjustment amount as of September 26, 2004 relating to the discontinued operation is ($8,065). The cumulative translation account balance related to this business will be recognized in the consolidated statement of earnings at the date of the sale.

Note 3. Business Acquisition

On August 31, 2004 the Company purchased the remaining 50% of the outstanding voting common shares of Weslin Industries Inc. (“Weslin”) for a purchase price, including acquisition costs, of $54.1 million. Weslin, a European company, was established in 1999 for the design, sale and manufacture of exhaust manifolds, turbo charger housings and integrated turbo manifolds for the European light vehicle market. The results of Weslin’s operations have been included in the consolidated financial statements since the date of acquisition. The investment had previously been accounted for using the proportionate consolidation method.

The total consideration paid in connection with the acquisition amounted to $52.6 million (net of cash acquired of $1.5 million).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing valuations of certain assets; thus, the allocation of the purchase price is subject to refinement.

(in thousands of Canadian dollars)

Receivables	$ 2,749
Inventory	5,352
Prepaid expenses	161
Fixed assets	50,024

Total assets acquired	58,286

Current liabilities	4,511
Long-term liabilities	1,139

Total liabilities assumed	5,650

Total consideration paid, net of cash acquired	$52,636

Note 4. Capital stock

Authorized
Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value
	September 26, 2004	December 28, 2003

Issued and outstanding
5,725,377 Class A Common shares	$ 97,809	$ 97,622
(2003 - 5,721,662)
7,376,607 Class B Common shares	12,427	12,427
(2003 - 7,376,607)

	$110,236	$110,049

In August 2004, the Company repurchased for cancellation 5,000 Class A common shares with an assigned value of $85 thousand for $167 thousand. The $82 thousand excess has been charged to retained earnings.

Note 5. Earnings (loss) per common share

Basic earnings per share from continuing operations and basic net earnings (loss) per share for the three months ended September 26, 2004 and September 28, 2003 are based on the weighted average common shares outstanding (2004 – 13,068,378 shares; 2003 – 13,039,818 shares). Diluted earnings per share from continuing operations and diluted net earnings (loss) per share for the three months ended September 26, 2004 and September 28, 2003 are based on the diluted weighted average common shares outstanding (2004 – 13,123,544 shares; 2003 – 13,175,706 shares).

Basic earnings per share from continuing operations and basic net earnings (loss) per share for the nine months ended September 26, 2004 and September 28, 2003 are based on the weighted average common shares outstanding (2004 – 13,068,263 shares; 2003 – 13,039,741 shares). Diluted earnings per share from continuing operations and diluted net earnings (loss) per share for the nine months ended September 26, 2004 and September 28, 2003 are based on the diluted weighted average common shares outstanding (2004 – 13,132,503 shares; 2003 – 13,168,218 shares).

Note 6. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating working capital:

	Three months ended		Nine months ended
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003

Receivables	$ 6,899	$(6,394)	$ 1,540	$(13,020)
Inventories	(2,183)	6,348	(4,812)	5,466
Prepaids	(1,890)	(1,277)	(1,468)	(1,073)
Payables and accruals	(6,104)	(5,765)	(2,339)	(38,037)
Income taxes receivable / payable	(4,586)	127	(2,698)	3,221

	$(7,864)	$(6,961)	$(9,777)	$(43,443)

Note 7. Employee benefits

The Company’s net benefit plan expense, which is recorded in cost of sales and selling, general and administrative expenses, is as follows:

	Three months ended		Nine months ended
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003

Pension benefit plans	$780	$ 583	$2,341	$1,685
Other benefit plans	202	247	606	707

	$982	$ 830	$2,947	$2,392

Note 8. Segment Information

The Company operates in the automotive industry in two geographic segments.

There were no intersegment sales during the three months ended September 26, 2004. All Corporate costs have been allocated to the North America segment.

	Three months ended September 26, 2004
	North
	America	Europe	Total

Sales to external customers	$81,729	$ 6,991	$88,720
Net earnings (loss)	5,813	(2,522)	3,291
Interest revenue	125	0	125
Interest expense	119	0	119
Depreciation and amortization	8,123	1,743	9,866
Income taxes	2,940	20	2,960
Purchase of property, equipment and other assets	$ 8,495	$ 1,690	$10,185
	Three months ended September 28, 2003
	North
	America	Europe	Total

Sales to external customers	$96,907	$ 4,694	$101,601
Net earnings (loss)	11,573	(2,108)	9,465
Interest revenue	27	0	27
Interest expense	149	0	149
Depreciation and amortization	8,374	1,212	9,586
Income taxes	5,425	28	5,453
Purchase of property, equipment and other assets	$ 7,835	$ 163	$ 7,998

Note 8. Segment Information (continued)

	Nine months ended September 26, 2004
	North
	America	Europe	Total

Sales to external customers	$283,694	$ 19,847	$303,541
Net earnings (loss)	34,410	(5,401)	29,009
Interest revenue	485	0	485
Interest expense	215	0	215
Depreciation and amortization	24,270	4,458	28,728
Income taxes	17,098	65	17,163
Purchase of property, equipment and other assets	$ 19,853	$ 4,395	$ 24,248
	Nine months ended September 28, 2003
	North
	America	Europe	Total

Sales to external customers	$305,479	$ 14,754	$320,233
Net earnings (loss)	45,170	(6,691)	38,479
Interest revenue	128	0	128
Interest expense	426	0	426
Depreciation and amortization	23,704	3,560	27,264
Income taxes	20,568	61	20,629
Purchase of property, equipment and other assets	$ 28,592	$ 2,500	$ 31,092

Note 8. Segment Information (continued)

	September 26, 2004
	North		Discontinued
	America	Europe	Operations	Total

Total Assets	$405,266	$130,195	$43,337	$578,798
Property and equipment	257,996	104,025		362,021
Deferred pre-production costs	722	6,660		7,382
	December 28, 2003
	North		Discontinued
	America	Europe	Operations	Total

Total Assets	$393,639	$71,506	$95,990	$561,135
Property and equipment	265,198	52,263		317,461
Deferred pre-production costs	1,625	8,201		9,826

Note 9. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at September 26, 2004.

Management’s Discussion and Analysis
Of Results of Operations and Financial Position
For the Three Months Ended September 26, 2004

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with: The interim consolidated financial statements and notes thereto for the three-month period ended September 26, 2004; the “Management’s Discussion and Analysis” included in the Annual Report of Wescast for the year ended December 28, 2003; and with the consolidated financial statements and notes thereto for the year ended December 28, 2003. The accompanying interim consolidated financial statements and the notes thereto have not been reviewed by the Company’s external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

Overview

Wescast Industries Inc. (“Wescast” or the “Company”) designs, casts, machines and assembles high-quality engineered iron products for automotive OEMs. The Company employs approximately 2,500 skilled and highly committed people in 8 production facilities and 5 sales and design centres in Canada, the United States, Japan and Europe. The Company is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks.

The Company’s resources are strategically aligned to meet unique, customer-specific requirements. The Company believes that the combination of its design capability and high-quality manufacturing creates a unique value for the customers in the markets that it serves. The Company believes this is the reason for it being the world’s largest supplier of exhaust manifolds for passenger cars and light truck applications.

During the quarter, the Company announced its intention to focus its resources on the execution of its global powertrain strategy. The powertrain business is focused on the design and manufacture of exhaust system components for sale primarily to original equipment manufacturers (“OEM’s”) and Tier 1 customers for car and light truck markets in North America and Europe. The Company’s Powertrain operations in North America are well established and consist of 6 production facilities. The European powertrain operations are conducted through Weslin Industries Inc. (“Weslin”), a relatively new operation. Prior to August 31, 2004 Weslin was jointly managed by Wescast and Linamar Corporation (“Linamar”). On August 31, 2004 Wescast acquired the remaining 50% interest in this operation from Linamar.

On July 19, 2004 the Company announced its decision to exit the chassis business conducted at its Cordele, Georgia operation. This business, which had represented the Company’s chassis segment, is focused on the design and manufacture of brake and suspension components for sale to OEM and Tier 1 customers. This business is currently being marketed for sale and has been reflected as a discontinued operation.

During the quarter, Wescast continued its assessment of the risks and opportunities associated with the development of its powertrain business in Asia. Wescast research and development activities are focused on generating innovative solutions for its customers in product design and the use of high performance materials. The Company continues to focus on the conversion of tubular manifolds to cast with current and potential customers around the world. A number of initiatives are underway in this area and in the development of other hot end solutions to better meet the needs of the customer.

Management’s Discussion and Analysis of the third quarter of fiscal 2004 focuses on the powertrain business.

Highlights

The Company’s core business, represented by its North American powertrain operations, experienced a year-over-year decline in revenues and earnings for the quarter compared with the same period in 2003. Casting unit volumes for the segment declined by 6% from the third quarter of 2003, while machining volumes were essentially unchanged from 2003 levels. Raw material costs for both scrap steel and molybdenum continued to increase significantly during the quarter, reducing gross profit by $5.9 million, net of recoveries from customers, compared with the third quarter of the prior year. The impact of market driven price reductions reduced gross profit by $4.6 million for the quarter compared with last year. The impact of these items was partially offset by year-over-year improvements in manufacturing efficiencies.

The Company has reflected its chassis business as a discontinued operation, in conjunction with the decision to exit this business. The Company has adjusted the carrying value of this business to the estimate of its net realizable value. This value assumes that the business can be sold as a going concern. This resulted in a charge against net earnings of $16.6 million to reflect the impairment in the long-lived assets.

During the quarter, the Company announced the acquisition of the remaining 50% interest in Weslin from Linamar Corporation for a purchase price of $53.75 million, before closing costs and the assumption of Weslin cash balances. The transaction closed on August 31, 2004 and was funded by the application of cash reserves and the use of available credit facilities. Weslin continues to show year-over-year revenue growth and improved operating performance, including scrap and equipment uptime metrics. The financial benefits of these improvements has been partially offset by the impact of higher raw material prices and delayed launch timing on some programs. Profitability for Weslin this quarter was also impacted by its first ever shutdown for plant maintenance.

A four day work stoppage was initiated during the quarter by the Company’s unionized workforce at one of its machining facilities in Canada. The unionized employees were in a legal strike position. A new contract has been subsequently ratified. No customer shipments were delayed as a result of this action, and the financial impact on the quarter was minor.

Results from Operations

Vehicle Production Volumes

North American light vehicle production volumes for the quarter totaled approximately 3.6 million units, essentially equal with the levels achieved over the same period in 2003. However, production during the quarter by the domestic Big 3 automakers, that comprise the Company’s primary customer base, was down 3.2 % compared to the same period in 2003.

Revenues

Consolidated revenues for the quarter were $88.7 million, a decrease of $12.9 million from the previous year’s level of $101.6 million. Of this decrease, $6.8 million was the result of a decline in non-production revenues associated with tooling and prototype sales.

Production revenues from the sale of powertrain products in North America for the quarter, comprised of cast and machined iron manifolds, decreased by 9.0% compared to the same period in 2003. Revenues were $80.1 million compared with $88.1 million in 2003. Unit sales of cast manifolds were 2.9 million, a decline of 6.0% from the third quarter of 2003. The decrease reflects the production decline experienced by the Company’s primary customer base during the quarter, the impact of certain casting volumes that were resourced to suppliers in Asia, and the negative impact of product mix during the quarter. While cast unit volumes were down, machining volumes were consistent with volumes achieved in the third quarter of 2003. The level of manifolds that were both cast and internally machined rose to 84% of total manifolds produced, up from 80% over the same quarter last year.

Revenue from the Weslin operation were $7.0 million, an increase of 48.9% over the same period in 2003, reflecting the change in ownership and the benefit of programs launched this year. The Company’s ownership in this business was increased from 50% to 100% on August 31, 2004. As a result, the Company’s proportionate 50% share of the operation’s results has been reflected for periods prior to August 31, 2004, with the 100% share reflected thereafter. The change in ownership percentage added $1.8 million to revenues in the quarter.

Consolidated revenues from prototype and tooling sales for the quarter declined by $6.8 million to $2.1 million compared to $8.9 million for the same period a year ago. In 2003, machining tooling was unusually high, reflecting the ramping up of that strategy in North American operations.

On a year-to-date basis, sales of $303.5 million were 5.2% lower than the $320.2 million reported in 2003. The majority of the decline was related to lower prototype and tooling sales during the first nine months of 2004 compared with 2003. Unit sales in North America for the period reflected a 2.2% decline, while units cast and machined were up by 4.7%.

Gross Profit

Gross profit for the quarter was $16.3 million, which reflects a decline of 40.4% compared with the $27.3 million reported in the third quarter of 2003. The decline was the result of several factors as follows:

•	Increases in raw material and other commodity prices and market driven selling price reductions combined to negatively impact the profitability of the Company’s North American powertrain business. These factors were partially offset by the strong operating performance in the manufacturing operations, the savings generated by company-wide cost reduction initiatives, and the positive impact on gross profit from the increased machining penetration.

•	The Company’s gross profit for the quarter was negatively impacted by the continued support of the ramp-up activities in Hungary.

The Company’s operation in Hungary, Weslin, continues to focus on launch activities and operating performance improvement and continues to demonstrate quarter-over-quarter operating improvement. The impact on net earnings from the Weslin business during the quarter was a loss of $2.6 million, this compares with a loss of $2.1 million reported in the third quarter of 2003. As previously highlighted, the impact on earnings this quarter reflects our proportionate ownership interest of 50% to August 31, 2004 and 100% thereafter. This change added approximately $0.6 million of losses to the quarter. The operation in Hungary conducted its first ever planned shutdown for two weeks during the quarter. As in North America, the impact of rising material costs offset the operating improvements achieved.

•	During the quarter variable compensation accruals were adjusted to reflect year-to-date performance. The impact of these adjustments increased gross profit by $2.3 million compared with the same period in 2003.

•	The third quarter of 2003 included the positive impact of government investment tax credits applied to offset expenditures on research and development activities conducted at the facilities during prior periods, improving gross profit by $1.3 million. The impact of similar credits in the third quarter of 2004 was $0.7 million.

On a year-to-date basis the Company’s gross profit of $76.4 million represented a decline of $15.6 million, compared with the $92.0 million reported in the first nine months of 2003. The decline reflects the impact of customer driven price reductions and increased raw material and commodity prices on the core powertrain business and the recognition of 100% of Weslin losses for the month of September.

Selling, General and Administration

The Company’s selling, general and administrative costs for the quarter were $6.9 million, a decrease of $1.2 million over the $8.1 million incurred in the same period in 2003. The decrease is a result of a reduction in variable compensation expenses that were adjusted to reflect year-to-date operating performance. These expenses represented 7.8% of sales for the quarter compared with 8.0% in the third quarter of 2003. Selling, general and administration expenses for the quarter included depreciation of $1.7 million, up slightly from the $1.6 million included in the third quarter of 2003.

On a year-to-date basis the Company’s selling, general and administrative expenses have increased by $1.3 million over 2003 to $25.2 million. The majority of the increase from the $23.9 million reported in 2003 relates to severance costs incurred during 2004.

Stock-based Compensation

In connection with options granted under the Company’s stock option plan, participants are granted tandem stock appreciation rights. Under the plan, participants have the choice of exercising stock options or receiving cash from the Company for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. The increase or decrease in the intrinsic value of the stock options is included as stock-based compensation expense. The market price of the Company’s shares increased during the quarter, resulting in a negative impact of $0.3 million on pre-tax earnings. In the third quarter of 2003, an increase in the market price of the Company’s shares resulted in a negative impact of $1.9 million on pre-tax earnings.

Over the first nine months of 2004 stock-based compensation has increased pre-tax earnings by $1.3 million. This compares to a $1.3 million negative impact on earnings reported in 2003.

Research, Development and Design

The Company’s research, development and design expenses of $1.5 million this quarter were slightly below the $1.8 million incurred over the same period of 2003. The Company remains committed to funding customer focused research and development activities: however the impact of a company-wide focus on cost reduction initiatives resulted in lower discretionary spending.

On a year-to-date basis research, development and design expenses of $4.9 million were lower than the $5.9 million reported over the same period in 2003. The change reflects the impact of cost reduction efforts on discretionary spending as well as reduced spending on the Company’s “hot end solutions” initiative. This activity has moved out of the research intense development phase and is now focused on addressing customer specific applications.

Interest Expense

Interest expense for the quarter of $0.1 million is consistent with the amounts incurred over the same period in 2003.

Investment Income

Investment income for the quarter was slightly higher than reported in the same period in 2003, a result of higher average cash balances on hand during the quarter compared with the same period in 2003.

Other Income and Expense

Other expenses during the quarter include a charge of $1.5 million to write-off certain machinery and equipment which was taken out of service during the quarter. The production requirements this equipment supported was resourced to Asian suppliers.

Income Taxes

The effective tax rate reflected for the quarter was 47.4%, compared with a rate of 36.6% in 2003. The rate change reflects the tax impact of the losses generated by Weslin and the increase in statutory rates applicable to income earned in the Province of Ontario. The Weslin operation is eligible for a tax holiday, with earnings not subject to income taxes during the first ten years of operations. Consequently, no tax benefit has been recognized with respect to the losses generated by Weslin.

Discontinued Operations

During the quarter the Company announced its decision to exit the chassis business conducted at its Cordele, Georgia operation. The business is currently being marketed for sale and as a result has been reflected as discontinued operations. The Company’s 2003 results have been restated to reflect this treatment. The carrying value of this business has been adjusted to reflect the estimate of its net realizable value. This value assumes that the business can be sold as a going concern. This resulted in a charge against net earnings of $16.6 million to reflect the impairment in the long-lived assets. The Company is in the preliminary stages of marketing the business, as a result it is not possible to establish a timeline or level of certainty with respect to the sale of this business.

Financial Condition, Liquidity and Financial Resources

At September 26, 2004 the Company had $24.0 million in bank indebtedness, compared with $28.4 million in cash and cash equivalents on hand at the end of 2003 and $9.7 million in bank indebtedness at the end of the third quarter of 2003. The change reflects the net cash outflow of $52.6 million incurred during the quarter to purchase the remaining 50% interest in Weslin.

Operating Activities

The Company generated $4.6 million in cash from continuing operations during the third quarter, compared with $13.3 million in cash generated from continuing operations during the third quarter of 2003. The decrease was primarily attributable to reduced earnings during the period and changes in non-cash working capital in North America.

Over the first nine months of 2004 the Company has generated $43.7 million in cash from continuing operations, this compares with $21.0 million in cash generated over the same period in 2003. The change reflects the impact of changes in non-cash working capital balances, primarily the settlement of accounts payable balances associated with new machine lines acquired earlier in 2003, offset by the impact of lower earnings in 2004.

Investing Activities

During the third quarter the Company invested $52.6 million, net of cash acquired, to purchase the remaining 50% interest in Weslin. Capital expenditures for the third quarter were $10.2 million, an increase over the $8.0 million incurred during the third quarter last year. Capital expenditures continue to be closely monitored. Project approval is governed by projects generating a rapid payback or those projects required for safety or environmental initiatives.

On a year-to-date basis capital expenditures of $24.3 million compares with $31.1 million incurred over the same period in 2003. The higher spending in 2003 reflects the impact of machine line purchases incurred during that period.

Financing Activities

Dividends paid during the quarter were $0.12 per common share, consistent with the third quarter of 2003.

Financing Resources

At September 26, 2004 the Company remains in a very strong financial position. The Company has uncommitted demand operating facilities totaling US$59.6 million. At the end of the third quarter the Company has drawn $24.0 million on these facilities, primarily to fund the acquisition of the additional interest in Weslin.

Shareholders’ Equity

Shareholders’ equity was $430.8 million, a decline from $437.2 million at December 28, 2003. The decline reflects the reduction in retained earnings that resulted from the write-down in the carrying value of the chassis business. This business is reflected as discontinued operations. In addition, there was a decline in the value of the cumulative translation adjustment account. The cumulative translation adjustment account represents the unrealized increase or decrease in the value of the Company’s investments in its self-sustaining subsidiaries operating in foreign currencies and translated to Canadian dollars at current rates of exchange.

Outlook

Although there can be no certainty as to future levels of production, based on currently available information, the Company views the economic outlook for the automotive industry to be softening somewhat for the fourth quarter of 2004. However, current industry estimates project that 2004 North American light vehicle production levels will be in the range of 15.7 to 15.9 million vehicles, in line with the 15.9 million units achieved in 2003.

The Company anticipates its 2004 production levels of its North American Powertrain business will be lower than those achieved in 2003.

Pricing to North American customers has been under severe downward pressure. Wescast prices are compared against new global pricing benchmarks causing the company to retain business at lower average prices. This pressure is expected to continue. The North American operations have been very successful to date at achieving manufacturing efficiencies to offset much of the pricing pressures described above and will need to continue this success over the longer term.

The Company’s results are also sensitive to raw material price increases for scrap steel and moly. Increases in world-wide demand for these materials have caused their costs to escalate significantly over the last year resulting in a significant negative impact on the financial results. World-wide demand is expected to remain strong; as a result, prices are expected to remain high and could escalate further in future periods.

Two union contracts are currently under negotiation at Ontario operations. At this time, management expects that new contracts will be reached on a timely basis.

The decision to exit the chassis segment and to increase the ownership in Weslin aligns with the Company’s global strategy that is now focused on its successful core competency of designing, casting and machining powertrain components. The Company sees high potential in expanding this segment of the business by following its customers into European and Asian marketplaces.

The strategic direction is in the following areas:

•	The focus of the core Powertrain operations in North America will be on becoming more cost competitive in an effort to address the significant pressure on pricing that is being exerted by the customer base. This pressure has intensified with the growing threat from competitors based in low cost countries, specifically China. To meet this challenge the Company will focus resources on the investigation of new manufacturing methods in an effort to uncover advances capable of generating quantum improvements in the Company’s operations. In addition, we will continue to pursue aggressive year-over-year cost reduction targets in these operations. Progress has been made toward achieving these targets by applying the Company’s HEART participative management process and continuous improvement focus. To date many cost reduction initiatives have been identified and are being implemented.

•	The efficiency gains targeted in the Company’s core Powertrain operations will create available foundry capacity that can be utilized to support the production needs of automakers with operations in North America who are not current customers of the Company, or can be utilized to produce new products that fit the focus of these manufacturing operations.

•	The Company will continue to evaluate both the threat and opportunities that may exist in the emerging automotive industry in Asia, specifically China. In this regard, the Company continues to review specific business opportunities that would enable Wescast to participate in the Asian market.

•	The Company has engaged outside advisors to assist in the marketing and sale of the chassis business. At this time it is not possible to establish a timeline or level of certainty with respect to the sale of this business.

The Company believes that maintaining the focus on these areas is the best means to ensure the long-term success of the business.

Forward-Looking Information
Certain information provided by Wescast in this MD&A and in other documents published throughout the year that is not a recitation of historical facts may constitute forward-looking information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate”, “anticipate”, “believe”, “expect”, and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, global economic and industry conditions causing changes to production volumes, changes in raw material and other input costs, price reduction pressures, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, contract negotiations with the unionized workforce, failure in implementing Company strategy, technological developments by the Company’s competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. While the Company believes that its forecasts and assumptions are reasonable, persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ from those indicated by such forward-looking statements.